

BANCO SANTANDER-CHILE AND SUBSIDIARIES

CONSOLIDATED FINANCIAL INFORMATION

As of October 31, 2026

The principal balances and results accumulated for the period ending October 2026 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	**MCh$**
Cash and deposits in banks	1,962,790
Loans and accounts receivables from customers and banks, net	40,697,101
Loans and accounts receivables from customers at fair value, net	720,287
Financial instruments	11,041,384
Financial derivative contracts	15,131,170
Other asset ítems	6,977,282
Total assets	**76,530,014**

Principal liabilities	**MCh$**
Deposits and other demand liabilities	13,856,519
Time deposits and other time liabilities	20,279,671
Issued debt and regulatory capital instruments	9,290,776
Financial derivative contracts	15,285,200
Other liabilities ítems	12,707,255
Total equity	5,110,593
Total liabilities and Equity	**76,530,014**
Equity attributable to:	
Equity holders of the Bank	4,936,875
Non-controlling interest	173,718

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	**MCh$**
Net interest income	1,814,028
Net fee and commission income	472,232
Result from financial operations	247,196
Total operating income	**2,533,456**
Provision for loan losses	(478,992)
Support expenses	(773,438)
Other results	(54,181)
Income before tax	**1,226,845**
Income tax expense	(221,166)
Net income for the period	**1,005,679**
Attributable to:	
Equity holders of the Bank	980,092
Non-controlling interest	25,587

JONATHAN COVARRUBIAS H.
Chief Accounting Officer

ANDRES TRAUTMANN B.
Chief Executive Officer


Santander

BANCO SANTANDER-CHILE Y AFILIADAS

INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de Octubre de 2026

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Octubre de 2026 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	1.962.790
Créditos y cuentas por cobrar a clientes y bancos	40.697.101
Créditos y cuentas por cobrar a clientes a valor razonable	720.287
Instrumentos financieros	11.041.384
Contratos de derivados financieros	15.131.170
Otros rubros del activo	6.977.282
Total Activos	**76.530.014**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	13.856.519
Depósitos y otras captaciones a plazo	20.279.671
Instrumentos de deuda y capital regulatorio emitidos	9.290.776
Contratos de derivados financieros	15.285.200
Otros rubros del pasivo	12.707.255
Total patrimonio	5.110.593
Total Pasivos y Patrimonio	**76.530.014**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.936.875
Interés no controlador	173.718

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos netos por intereses y reajustes	1.814.028
Ingresos netos de comisiones	472.232
Resultado de operaciones financieras	247.196
Total ingresos operacionales	**2.533.456**
Gasto de pérdidas crediticias	(478.992)
Gastos de apoyo	(773.438)
Otros resultados	(54.181)
Resultado antes de impuesto	**1.226.845**
Impuesto a la renta	(221.166)
Utilidad consolidada del periodo	**1.005.679**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	980.092
Interés no controlador	25.587

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ANDRES TRAUTMANN B.
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC), The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions, The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry, For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence,

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